

October 31, 2013

Via E-Mail
Michael S. Paquette
Chief Financial Officer
Blue Capital Reinsurance Holdings Ltd.
94 Pitts Bay Road
Pembroke HM 08, Bermuda
P.O. Box 2079
Hamilton, Bermuda, HMHX

> **Re: Blue Capital Reinsurance Holdings Ltd.**
> **Amendments Nos. 1 and 2 to Registration Statement on Form S-1**
> **Filed October 22, 2013 and October 29, 2013**
> **File No. 333-191586**

Dear Mr. Paquette:

We have reviewed the above-referenced amendments to you registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

Please amend your registration statement to file an opinion of counsel, revised as follows:
- to include a statement, if true, that counsel considered all documents necessary for them to form their opinion; and
- to remove the limitation on reliance to the firm of Cravath Swaine and Moore LLP in the last paragraph of the opinion letter.

For additional guidance, see Section II.B.3 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

[You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters.] Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
Craig F. Arcella
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019